October 28, 2022

Dear Fellow Aimco Shareholders,

Land & Buildings Investment Management, LLC (together with its affiliates, “Land & Buildings”), has been a close observer of Apartment Investment and Management Company (“Aimco” or the “Company”) for decades. We bring to our analysis an acute understanding of the Company’s historical operating and financial performance, the circumstances preceding and following its reverse spin off in December 2020, and the dynamics of the multifamily REIT competitive landscape.

At multiple points in the past several years – including most recently in the months prior to the issuance of this letter – we have sought to engage collaboratively with the Aimco Board of Directors (the “Board”) and management to address our concerns. Unfortunately, Aimco’s leaders have made clear they have zero interest in working together to implement the change that we believe is required to fix the issues that have long weighed on the Company’s value.

As a result, we are seeking your support to elect our two highly qualified nominees at the Company’s upcoming 2022 Annual Meeting of Shareholders (the “Annual Meeting”). We believe these candidates will collectively bring relevant industry, leadership, financial, and corporate governance experience into the boardroom to help instill a sorely needed culture of accountability at Aimco that can drive improved performance and governance.

A deeply ingrained disregard for shareholders

In September 2020, Aimco announced it would spin out 90% of its assets in a taxable transaction (the “Spin”) into a new entity named Apartment Income REIT (AIRC). Land & Buildings believed that the Spin was not in the best interests of shareholders, and instead was a thinly veiled attempt to hit the reset button on a decades-long track record of underperformance. Aimco’s actions since then have only reinforced this view.

At the time, we initiated a campaign for Aimco to call a Special Meeting of Shareholders (the “Special Meeting”) and hold an advisory vote on whether to effectuate the Spin. Investors made their voices heard – we received support from approximately 47% of Aimco shareholders to call the Special Meeting, as well as from both leading proxy advisory firms, Institutional Shareholder Services Inc. and Glass, Lewis & Co., LLC.

The Company chose to ignore the will of shareholders and complete the Spin before the Special Meeting could be held. They did not stop there – the pre-Spin Board also took the opportunity to install a classified Board structure under the Maryland Unsolicited Takeover Act (“MUTA”) – an action universally regarded as terrible corporate governance.

Now, in the two years since the announcement of the Spin, the issues that have historically plagued Aimco have only been magnified, including:

•	The Annual Meeting was delayed to December from its historical timing in April – for no credible purpose other than as a defense mechanism, in our view.

•	Consistent investor communication is utterly disregarded. There is no analyst coverage, earnings conference calls, earnings guidance, or concerted investor outreach program.

•	The Company continues to add to its development/redevelopment program with an inferior cost of capital – a strategy which has rarely attracted premium valuations.

The Company will argue that we are too focused on the past and that most of our grievances occurred prior to the Spin under a substantially different Board, and thus are not relevant. The reality is that:

•	The Company continues to trade at a substantial discount to Aimco’s own stated net-asset-value (NAV).

•	Michael Stein has been a director since 2004 – a tenure of 18 years – and was a member of the pre-Spin Board that determined to ignore the will of shareholders and classify the Board, among numerous other problematic governance matters during this time.

•	R. Dary Stone has been a director for nearly two years, not two weeks. As Chairman of the Nominating, Environmental, Social, and Governance Committee, he could have pressed for the immediate de-staggering of the Board during this timeframe rather than waiting until the 2024 Annual Meeting to fully de-stagger. He could have also championed for other governance improvements such as removing any supermajority vote requirements to ensure Aimco’s governance profile is in line with best-in-class governance practices. His leadership is sorely lacking here.

•	Terry Considine is a director of Aimco, the CEO and director of AIRC, and former CEO of pre-Spin Aimco where he oversaw persistent underperformance. These entanglements between the two companies run counter to the best interests of every Aimco stakeholder besides Mr. Considine.

Recent performance is driven by hope not faith

Based on our analysis and asset-by-asset evaluation, we believe there is more than 70% upside to Aimco’s net-asset-value (NAV) versus its current share price.

Aimco’s response to any hint of underperformance has been to highlight its recent share price performance versus peers. However, we believe this uptick has been a result of investor hope for an event or clear pathway to realizing the substantial value trapped in the shares, not faith in current management’s business plan or execution. Further, in our view, it is important to assess Aimco’s performance using an April 30, 2022 cut-off date – both from the perspective of good corporate governance (given that most NYSE-listed companies hold their Annual Meetings in the first half of each year) and historical precedent (given Aimco’s typical April timeframe for holding its Annual Meeting).

The relevance of Aimco’s recent share price performance is also lessened by the fact that, in the second quarter of 2022, as was disclosed separately to the SEC in August, Land & Buildings and Westdale Investment’s Joe Beard were each separately accumulating significant stakes in the Company. Due to the illiquid nature of the stock, this buying had a significant impact on its price. The shares of AIV further spiked in August when SEC ownership filings revealed these new shareholders and the media speculated about a sale of the Company.1

1 https://www.bloomberg.com/news/articles/2022-08-12/activist-investor-litt-is-said-to-push-for-sale-of-aimco-reit.

Total Shareholder Returns	Since AIRC Separation (12/15/2020)

Aimco underperformance vs. MSCI US REIT Index (RMSG)	-20%

Aimco underperformance vs. Proxy Peers	-34%

Aimco underperformance vs. Apartment REITs	-32%

Source: Bloomberg

Note: Proxy Peers as defined in October 28th, 2021 Company Proxy Statement; Apartment REITs defined as BBREAPT Index in Bloomberg; Data through April 30, 2022

The opportunity at Aimco

While the current macroeconomic challenges are certainly impacting the real estate market as a whole, the fundamentals for the apartment sector Aimco operates in remain strong. Real-time rental data shows low vacancy and rental rates continuing to grow solidly year-over-year. Aimco has a high-quality apartment portfolio, including “crown jewel” assets in South Florida that make up approximately 30% of its value.

Further, even in the current M&A market, Aimco remains a highly attractive candidate to be acquired. Numerous value-add opportunities, in-place mortgage debt, and its small size all could result in the Company being bought at a significant premium for shareholders as the capital markets heal.

To be clear, we see two paths for Aimco to realize its true potential. The first is to address the issues that we believe are dragging down the Company’s value, including by:

•	Immediately opting out of MUTA instead of waiting until 2024;

•	Immediately declassifying the Board, which Aimco classified under MUTA only two years ago rather than waiting until 2024;

•	Removing Terry Considine as a director to eliminate concerning conflicts;

•	Refreshing the Board with independent, experienced and shareholder-friendly directors;

•	Moving the Annual Meeting back to the typical timeline; and

•	Installing a robust investor outreach program.

The second path is to conduct a thorough strategic review process to explore all strategic alternatives, including options for monetizing all or part of Aimco through a sale.

The path forward

Land & Buildings believes that our independent and exceptionally qualified and experienced nominees, Michelle Applebaum and James Sullivan, are the right individuals to help maximize shareholder value and realize AIV’s true potential:

Michelle Applebaum possesses 30+ years’ experience working in capital markets and advising CEOs, has significant leadership experience working at a senior level in a large multinational company and has served as a public company director. If elected, we believe Ms. Applebaum would be ideally positioned to help Aimco improve its corporate governance and regain credibility with the investment community.

·	Has served as President of Corp Research Inc., a firm engaged in a variety of consulting and retail businesses, since November 2016.
·	Previously built one of the first “independent” equity research and corporate advisory boutiques, Michelle Applebaum Research Inc. (“MARI”).
·	Former equity analyst and Managing Director with Salomon Brothers (later Citigroup) and became ranked number one in steel equity analysis for much of her career with the firm.
·	Previously, Ms. Applebaum served as a director of Northwest Pipe Company (NASDAQ: NWPX), the largest manufacturer of engineered steel pipe water systems in North America, from September 2014 to June 2020.

James P. Sullivan possesses extensive expertise in the real estate industry and advising REITs, as well as significant investment, leadership and boardroom experience. If elected, we believe Mr. Sullivan would be able to immediately help improve the Company’s investor outreach and capital allocation strategies.

·	Most recently spent over twenty-five years at Green Street, a top-rated investment research firm that focuses on commercial real estate, as Senior Advisor of Research and before that, as President of Green Street's Advisory Group.
·	Prior to Green Street, Mr. Sullivan worked as a real estate investment banker and construction lender at Bank of America (NYSE: BAC), and Manufacturers Hanover Trust Company.
·	Currently serves as a member of the board of directors of The James Campbell Company, a private, Hawaii-based, nationally diversified real estate company, since May 2022, where he serves as a member of the Compensation and Audit Committees.

We believe Aimco shareholders deserve an improved and reconstituted Board that is committed to driving accountability and maximizing shareholder value. Over the coming weeks, we look forward to our continued conversations with shareholders and to sharing in their excitement for the quality of our candidates.

WE STRONGLY URGE AIMCO SHAREHOLDERS TO VOTE THE BLUE UNIVERSAL PROXY CARD TODAY FOR THE ELECTION OF BOTH
OF LAND & BUILDINGS’ QUALIFIED AND EXPERIENCED NOMINEES

Sincerely,

/s/ Jonathan Litt

Jonathan Litt
Land & Buildings Investment Management, LLC